09041796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2008 (MM/DD/YY) AND ENDING April 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1576 Second Street, Suite F
(No. and Street)

Livermore, (City) California (State) 94550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Godinez, Chief Executive Officer (925) 245-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2815 Mitchell Drive, Suite 105, Walnut Creek, California 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
JUL 10 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/18

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

DEBRA ROSE
COMM. # 1631243
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DEC. 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***David Godinez***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 30th day of June, 2009

at Livermore, California

David Godinez, Chief Executive Officer
Oak Tree Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Oak Tree Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2009 and the related statements of operations, changes in Stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

June 26, 2009

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2009

ASSETS

Cash in bank	$	53,356
Deposits with clearing broker		17,314
Total cash		70,670
Commissions receivable		23,086
Rep receivables		3,338
Total Assets	$	97,094

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	4,763
Commissions payable		20,205
Deferred income tax liabilities		328
		25,296

STOCKHOLDERS' EQUITY

Stockholders' equity:		
Common stock:		
Class A 100,000 shares authorized, 1,000 shares issued		100
Class B, 100,000 shares authorized, 320 shares issued		8,000
Paid-in capital		33,163
Retained earnings		30,535
Total stockholders' equity		71,798
Total Liabilities and Stockholders' Equity	$	97,094

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended
April 30, 2009

Revenue		
Fees and commissions earned	$	855,791
Interest and other income, including reimbursements		3,930
Total revenues		859,721
Commission and brokerage expense		710,508
Gross profit		149,213
Expenses		
Clearing charges		37,465
Rent		3,286
Telephone and communication		1,488
Regulatory fees		9,744
Professional fees		77,386
Office expense		1,980
Outside services		13,101
Printing and delivery		2,141
Meals and seminars		1,657
Other		3,199
Total expenses		151,447
Income (loss) before income tax expense		(2,234)
Income tax expense:		
Current - California		800
Deferred tax reduction - Federal/California		(606)
Total income tax expense		194
Net income (loss)	$	(2,428)

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended
April 30, 2009

	Common Stock Class A	Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2008	$ 100	$10,000	$39,411	$ 32,963	$ 82,474
Dividends declared	-	-	-	-	-
Capital contribution	-	-	-	-	-
Stock Buyback	-	(2,000)	(6,248)	-	(8,248)
Net income (loss)	-	-	-	(2,428)	(2,428)
Balance - April 30, 2009	$ 100	$ 8,000	$33,163	$ 30,535	$ 71,798

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
April 30, 2009

Cash flows from operating activities:	
Net income (loss)	$ (2,428)
Changes in operating assets and liabilities:	
Decrease in commissions receivable	18,391
Decrease in commissions and accounts payable	(12,361)
Decrease in income taxes payable	(8,059)
Increase in rep receivables	(3,338)
Net cash provided by (used in) operating activities	(7,795)
Cash flows from financing activities:	
Stock retirement	(8,248)
Net cash provided by (used in) financing activities	(8,248)
Net increase (decrease) in cash	(16,043)
Cash at beginning of year	86,713
Cash at end of year	$ 70,670

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Investments

When the company has firm investments in various equity securities, they are carried at fair value.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

The Company has a net operating loss of $2,280 available as of April 30, 2009 for Federal income tax purposes related to the deduction of prior year California Franchise Tax.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years and fully depreciated at April 30, 2009.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.37 to 1 at April 30, 2009. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2009, the Company had net capital as defined of $68,460, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Commitment

The Company has a two-year commitment of $5,000 per month, which began January 1, 2008, for management services. The total amounted to $63,389 for the fiscal year including expenses of $3,389.

5. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes; and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

5. Income Taxes (continued)

The following is the computation of income tax expense:

Income Tax Expense	California		Federal		Expense	
Net income (loss) before income taxes	$	(2,234)	$	(2,234)		
Less prior year California Franchise Tax		-		(3,311)		
Deductions not allowable		574		574		
Deferred tax items:						
Decrease in accounts receivable		15,052		15,052		
Decrease in accounts payable		(12,361)		(12,361)		
Taxable income	$	1,031	$	(2,280)		
Income tax thereon – current (minimum CA)	$	800	$	-	$	800
Deferred income tax provision		(238)		(368)		(606)
Total income tax expense, including deferred	$	562	$	(368)	$	194

6. Common Stock

The Company has two classes of common stock. Class A shareholders (one) are entitled to vote for two directors and Class B shareholders (currently, 8) are entitled to vote for two directors.

During the year, the Company bought back 80 shares from shareholders. In addition, another shareholder privately sold his stock to 4 current shareholders.

There are nine current shareholders, including one estate at April 30, 2009.

7. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan is holding $17,314 as a deposit for unpaid security transactions.

SUPPLEMENTARY INFORMATION

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Oak Tree Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders and management of the Company, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crot Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 26, 2009

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2009

Cropper Accountancy Corporation
Certified Public Accountants